UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

(Final Amendment)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CALLWAVE, INC.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Common Stock

(Title of Class of Securities)

13126N

(CUSIP Number of Class of Securities)

Jeffrey M. Cavins

President and Chief Executive Officer

CallWave, Inc.

136 W. Canon Perdido Street, Ste. C

Santa Barbara, CA 93101

(805) 690-4100

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael E. Pfau, Esq.

Reicker, Pfau, Pyle & McRoy LLP

1421 State Street, Ste. B

Santa Barbara, CA 93101

(805) 966-2440

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$ 12,176,183.00	$679.43

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $679.43

Form or Registration No.: SC TO-I

Filing Party: CallWave, Inc.

Date Filed: May 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT

This Final Amendment to Tender Offer Statement amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2009, by CallWave, Inc., a Delaware corporation, as amended by Amendment No. 1 to Schedule TO filed on May 8, 2009, as amended by Amendment No. 2 to Schedule TO filed May 13, 2009, as amended by Amendment No. 3 to Schedule TO filed May 15, 2009, as amended by Amendment No. 4 to Schedule TO filed May 21, 2009, as amended by Amendment NO. 5 to Schedule TO filed on May 22, 2009, as amended by Amendment No. 6 to Schedule TO filed on May 27, 2009, as amended by Amendment No. 7 to Schedule TO as filed on May 29, 2009, as amended by Amendment No. 8 to Schedule TO filed on May 29, 2009, as amended by Amendment No. 9 to Schedule TO filed on June 2, 2009, as amended by Amendment No. 10 to Schedule TO filed on June 4, 2009, and as amended by Amendment No. 11 to Schedule TO filed on June 5, 2009. This Final Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase for Cash is incorporated into this Final Amendment by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information

Item 11(b) of the Schedule TO is hereby amended and supplemented by inserting the following:

The Offer to Purchase for Cash expired at 12:00 a.m. (midnight), New York City time, on Friday, June 5, 2009.

Pursuant to the Offer to Purchase for Cash, CallWave has accepted for exchange all properly tendered shares of common stock, which common stock represented an aggregate of 10,787,579 shares of common stock. This number represents approximately 50.1% of the outstanding shares of common stock to be exchanged in the Offer to Purchase for Cash. Upon the terms and subject to the conditions of the Offer to Purchase for Cash, CallWave will promptly pay an aggregate of approximately $12.4 million to those stockholders that tendered their shares of common stock.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2009	CALLWAVE, INC., a Delaware corporation

	By:	/s/ Jeffrey M. Cavins
Jeffrey M. Cavins Its President and Chief Executive Officer